Exhibit 99.1

CANOPY GROWTH & ACREAGE HOLDINGS AGREE TO MODIFY PLAN OF ARRANGEMENT AS CANOPY GROWTH'S U.S. EXPANSION CONTINUES

Canopy Growth and Acreage agree to amend plan of arrangement to provide potential additional upside for all shareholders

Amended arrangement provides for up-front cash payment to Acreage shareholders and certain convertible security holders in the aggregate amount of US$37,500,000

Amended arrangement creates two classes of Acreage shares, including a new floating share that provides upside opportunity for Acreage shareholders that is not tied to fixed exchange ratio

Provides capital for Hemp operations, allowing Acreage to participate in the burgeoning CBD market

June 25, 2020

SMITHS FALLS, ON and NEW YORK, NY — Canopy Growth Corporation (“Canopy Growth”) (TSX:WEED, NYSE:CGC) and Acreage Holdings, Inc. (“Acreage”) (CSE:ACRG.U, OTCQX: ACRGF, FSE:0VZ), today announced they have entered into an agreement (the “New Agreement”) to amend the terms of the arrangement agreement dated April 18, 2019, as amended on May 15, 2019, between Canopy Growth and Acreage (the “Arrangement Agreement”).

Pursuant to the Arrangement Agreement, Canopy Growth agreed to acquire all of the issued and outstanding securities of Acreage pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), contingent upon the occurrence of changes in U.S. federal law to permit the general cultivation, distribution, and possession of marijuana (the “Triggering Event”) and subject to the satisfaction or waiver of certain conditions to closing as set out in the Arrangement Agreement.

Acreage and Canopy Growth entered into the New Agreement to better align the terms of the Plan of Arrangement with broader market and economic factors, provide Acreage shareholders with an initial up-front payment in connection with the modification of Canopy Growth’s rights, including the extension of the term, and give Acreage shareholders the ability to participate in upside potential upon the Triggering Event.

KEY TRANSACTION HIGHLIGHTS & BENEFITS:

•	Provides Up-Front Cash Payment. Canopy Growth will pay Acreage shareholders and certain convertible security holders an aggregate of US$37,500,000 (approximately US$0.30 per Existing Share (defined below) on an as converted basis, with the final amount to be received by each holder determined based on the number of Existing Shares into which all of the eligible securities are convertible at the close of business on the record date for the distribution).

•	Attractive Valuation Premium. Acreage shareholders’ new Fixed Shares (defined below), each of which represents 70% of an Existing Share, will be entitled to receive 0.3048 of a Canopy Growth Share (defined below) for each Fixed Share held, representing a premium of approximately 120% to the June 24, 2020 closing price of the Existing Shares (defined below) on the Canadian Securities Exchange (the “CSE”).

•	Provides Potential Upside with Floating Shares. Acreage shareholders will be entitled to participate in the long-term value created by Acreage, and in the U.S. cannabis industry generally, as a result of the Floating Shares (defined below) which Canopy Growth may acquire in the future upon the occurrence or waiver of the Triggering Event at a price based upon the 30-day volume-weighted average trading price of the Floating Shares on the CSE relative to the trading price of the Canopy Growth Shares on the NYSE at that time, subject to a minimum of US$6.41 per Floating Share.

•	Alignment with Economic and Financial Market Conditions. Considering the challenging economic environment and increasingly tighter and volatile financial market conditions, particularly for cannabis companies, Acreage determined that the New Arrangement represents the best available prospect that is compliant with the terms of the Arrangement Agreement to maximize potential value for Acreage shareholders.

“The United States is going to be a core market for Canopy Growth and this New Agreement solidifies our path forward with Acreage,” said David Klein, Chief Executive Officer of Canopy Growth. “I am excited to bring our relationship with Acreage back to centre stage in our U.S. strategy and look forward to a time when the laws in the United States permit us to finalize this transaction as we march toward bringing our exciting beverage products to the US.”

1. Fixed Share = CGC Share Price X Exchange Ratio

CGC Share Price	$16.71	* Closing Price, June 24, 2020
Exchange Ratio	0.3048
	--------------
Value of Fixed Share	$5.09

2. Value of Floating Share = Higher of Market Price or $6.41 Per Share

Assume Minimum Floating Value [1]	$6.41

3. Value to Current ACRG Shareholders = 0.7 X Value of Fixed Share + 0.3 X Value of Floating Share

ACRG Share Class	# of Share	Price	Value
Current Shares (SVS)	1	$2.31	$2.31

Fixed Share (0.3048 Exchange Ratio)	0.7	$5.09	$3.57
Floating Share (Assume $6.41)	0.3	$6.41	$1.92
Value Per Current ACRG Share			$5.49
Current ACRG Share price			$2.31
% Upside from Current ACRG Price			138%

1 $6.41 Minimum Floating Share price applies only if CGC chooses to exercise the call provision terms as written in the amended agreement

TERMS OF THE NEW ARRANGEMENT

Under the terms of the New Agreement, subject to obtaining the requisite approvals as outlined below, the Plan of Arrangement will be amended (the “New Arrangement”) in order to provide for the following:

•	an up-front cash-payment to Acreage shareholders and certain convertible security holders in the aggregate amount of US$37,500,000 (approximately US$0.30 per Existing Share on an as converted basis, with the final amount to be received by each holder determined based on the number of Existing Shares into which all of the eligible securities are convertible at the close of business on the record date for the distribution);

•	the creation of two new classes of shares in the capital of Acreage with each existing Acreage subordinate voting share (an “Existing Share”) being converted into 0.7 of a Fixed Share and 0.3 of a Floating Share (with proportionate adjustments for the existing proportionate voting shares and existing multiple voting shares);

•	the new subordinate voting shares (the “Fixed Shares”) will have the same attributes as the Existing Shares and will continue to be listed on the CSE. The Fixed Shares will be subject to the terms of the existing call option in favour of Canopy Growth at an amended exchange ratio equal to 0.3048 (reduced from 0.5818 per existing full Subordinate Voting Share in the Arrangement Agreement) of a common share of Canopy Growth (each whole common share, a “Canopy Growth Share”) to be received for each Fixed Share held, representing a premium, if Canopy Growth acquired the Fixed Shares as at the date hereof, of approximately 120% to the closing price of the Existing Shares on June 24, 2020;

•	the new floating shares (the “Floating Shares”), which Acreage will apply to have listed on the CSE, will be subject to the terms of a new call right in favour of Canopy Growth, exercisable following the occurrence or waiver of the Triggering Event at a price equal to the 30-day volume weighted average trading price of the Floating Shares on the CSE, subject to a minimum call price of US$6.41 per Floating Share, payable in either cash or Canopy Growth Shares at Canopy Growth’s option. If Canopy Growth does not exercise its option to acquire the Floating Shares before it expires, the minimum price will no longer be valid and the Floating Shares will continue to trade on the CSE;

•	an aggregate share pool of up to 32,700,000 Fixed Shares and Floating Shares that allows for continued capital raises as well as share-based incentive compensation.

Following the occurrence of the Triggering Event and subject to the satisfaction or waiver of the conditions set out in the Arrangement Agreement (as modified by the New Agreement and including the revised covenants contained therein with respect to the business of Acreage), Canopy Growth will acquire all of the issued and outstanding Fixed Shares of Acreage to form a pre-eminent global cannabis company, which is expected to create long-term value for shareholders. At such time, Canopy Growth will also have the right, but not the obligation, to acquire all of the issued and outstanding Floating Shares. If the Triggering Event does not occur within 10 years from the date the New Arrangement is implemented, Canopy Growth’s rights to acquire both the Fixed Shares and Floating Shares will terminate.

LEADERSHIP TRANSITION

In connection with the implementation of the New Arrangement, Kevin Murphy has announced today that he is resigning as Chief Executive Officer of Acreage and a search for his successor will commence immediately.

Mr. Murphy will continue to act as Chairman of the board of directors of Acreage (the “Acreage Board”) and contribute to the strategic direction of the company. Director Bill Van Faasen, former Chairman, CEO and President of The Blue Cross Blue Shield of Massachusetts, will serve as Acreage’s Interim Chief Executive Officer until a permanent replacement has been identified.

“On behalf of the entire Acreage Board, I sincerely thank Kevin for his passion and commitment to building a leading cannabis enterprise across the United States,” said Douglas Maine, Chair of the Acreage Special Committee. “Kevin is a visionary entrepreneur and positioned Acreage for success in the U.S. cannabis industry. As we move forward with a renewed commitment by Canopy Growth and build upon the vision for the U.S., we are optimistic about the long-term growth prospects for our shareholders.”

“I am excited about this New Agreement and the creation of a pre-eminent and truly global cannabis company upon the occurrence of the Triggering Event. I believe the eventual federal permissibility of cannabis in the United States is inevitable and this New Agreement continues to allow our shareholders to become a part of a leading cannabis company following such changes. Moreover, as the largest shareholder of Acreage, I believe this New Arrangement allows all Acreage shareholders to participate in potential upside to their investments through the fixed exchange component of Canopy Growth stock and importantly the new Floating Shares” said Kevin Murphy, Chair of the Acreage Board.

CORPORATE UPDATES

As the cannabis sector in the United States continues to develop, Acreage will continue to focus its operations on its core profitable markets. In pursuit of growth opportunities in these markets, following the date of the New Agreement, Acreage will be permitted to issue up to 32,700,000 Shares, comprised of up to 12,400,000 Floating Shares (including 3,700,000 Floating Shares for share-based incentive compensation) and up to 20,300,000 Fixed Shares.

THE LOAN

In connection with the New Agreement, Canopy Growth has agreed to loan a wholly owned subsidiary of Acreage (“Acreage Hempco”), up to US$100 million pursuant to a secured debenture (the “Debenture”). Canopy Growth will loan Acreage Hempco an initial US$50 million on and subject to completion of the New Arrangement. The remaining US$50 million will be subject to the satisfaction of certain conditions by Acreage Hempco. The Debenture will bear interest at a rate of 6.1% per annum. The Debenture will mature 10 years from the date the New Arrangement is implemented or such earlier date in accordance with the terms of the Debenture and all interest payments made pursuant to the Debenture are payable in cash by Acreage Hempco. The Debenture is not convertible and is not guaranteed by Acreage. The net proceeds are expected to be used by Acreage Hempco for general corporate purposes and the funding of its U.S. hemp division. The funds cannot be used, directly or indirectly, in connection with or for any cannabis or cannabis-related operations in the United States, unless and until such operations comply with all applicable laws of the United States.

REQUIRED APPROVALS

The New Arrangement will require approval by holders of at least 66⅔% of the Existing Shares present in person or represented by proxy, voting together as a single class at a special meeting expected to take place in August 2020 (the “Meeting”). Additionally, pursuant to: (i) Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, the New Agreement requires approval by a majority of disinterested holders of the Existing Shares present in person or represented by proxy at the Meeting; and (ii) OSC Rule 56-501 – Restricted Shares (“56-501”), “minority approval” (as such term is defined therein) is required for the creation and distribution of the Fixed Shares and Floating Shares, which will be considered “restricted securities” within the meaning of 56-501. Certain directors and officers of Acreage holding approximately 84.6% of the voting rights attached to the Existing Shares have entered into voting support agreements pursuant to which they have agreed, among other things, to vote in favor of the resolution to approve the New Arrangement. In addition to shareholder approval, the New Arrangement is subject to applicable approvals by the Supreme Court of British Columbia and the CSE and certain other regulatory and closing conditions. Listing of the Fixed Shares and Floating Shares will be subject to satisfaction of the CSE’s listing requirements.

ACREAGE BOARD RECOMMENDATION

The Acreage Board, on the unanimous recommendation of a special committee of independent directors of Acreage (the “Acreage Special Committee”), has unanimously approved the New Agreement and recommends that Acreage shareholders vote in favour of the resolution to approve the New Arrangement.

In connection with making its recommendation to the Acreage Board, the Acreage Special Committee received a fairness opinion from Eight Capital that, as of the date of the opinion, and subject to the assumptions, limitations, and qualifications on which such opinion is based, the consideration to be received by Acreage shareholders pursuant to the New Arrangement is fair, from a financial point of view, to the Acreage shareholders.

ADVISORS

Cassels Brock & Blackwell LLP and Paul Hastings LLP acted as legal counsel to Canopy Growth. Ernst & Young LLP (EY) acted as tax advisors to Canopy Growth. DLA Piper (Canada) LLP and Cozen O’Connor acted as legal counsel to Acreage. Foros acted as financial advisor to the Acreage Board and Eight Capital acted as financial advisor to the Acreage Special Committee. Wildeboer Dellelce LLP acted as legal counsel to the Acreage Special Committee.

Additional details will be provided to Acreage shareholders in the proxy statement to be mailed to Acreage shareholders in connection with the Meeting.

Here’s to Future Growth.

___________________

Canopy Growth Contacts:

Laura Nadeau
Media Relations
media@canopygrowth.com
613-485-2480

Judy Hong
Vice President, Investor Relations (USA)
Judy.hong@canopygrowth.com

Tyler Burns
Vice President, Investor Relations (Canada)
Tyler.burns@canopygrowth.com

855-558-9333 ext. 122

Acreage Contacts:

Steve West
Vice President, Investor Relations
investors@acreageholdings.com
646-600-9181

Howard Schacter
Vice President, Communications
h.schacter@acreageholdings.com

____________________

About Canopy Growth Corporation

Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth’s subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth’s medical division, Spectrum Therapeutics, is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and has devoted millions of dollars toward cutting-edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com.

About Acreage Holdings, Inc.

Headquartered in New York City, Acreage is a vertically integrated, multi-state operator of cannabis licenses and assets in the U.S.. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage debuted its national retail store brand, The Botanist in 2018 and its award-winning consumer brands, The Botanist and Live Resin Project in 2019.

Pursuant to the current Plan of Arrangement, the Acreage articles were amended to provide Canopy Growth with an option to acquire all of the Existing Shares, with a requirement to do so, upon the occurrence or waiver of the Triggering Event, subject to the satisfaction or waiver of the conditions set out in the Arrangement Agreement. Acreage continues to operate as a stand-alone entity and conducts its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement. Pursuant to the current Plan of Arrangement, upon the occurrence or waiver of the Triggering Event, Canopy Growth will, subject to the satisfaction or waiver of certain conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Existing Shares (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Existing Shares) in exchange for the payment of 0.5818 of a Canopy Growth Share per Existing Share (subject to adjustment in accordance with the terms of the Arrangement Agreement), until such time as amended in accordance with the New Arrangement. For more information about the current Plan of Arrangement and the Acquisition please see the respective information circulars of each of Acreage and Canopy Growth dated May 17, 2019, which are available on Canopy Growth’s and Acreage’s respective profiles on SEDAR at www.sedar.com.

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Canopy Growth, Acreage or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the timing and outcome of the New Arrangement, the anticipated benefits of the New Arrangement, amount of the up-front payment payable per Existing Share, the anticipated timing of the Meeting, the occurrence or waiver of the Triggering Event, the Acquisition, the satisfaction or waiver of the closing conditions set out in the Arrangement Agreement, the satisfaction of the conditions set out in the New Agreement, the ability of Acreage to complete certain financing transactions, dispose of certain non-core assets and undertake a sale leaseback transaction, the expectation that the United States Is going to be a core market for Canopy Growth, the implied value of the Fixed Shares and Floating Shares, the formation of a pre-eminent global cannabis company, Acreage's continued focus on its operations on its core profitable markets, the anticipated renegotiation of the credit facility with IP Investment Company, LLC, the creation of long-term value for Acreage shareholders and the use of proceeds under the Debenture. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the occurrence of changes in U.S. federal laws regarding the cultivation, distribution or possession of marijuana; assumptions as to the time required to prepare and mail Meeting materials to Acreage shareholders; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the New Agreement; the likelihood of the Triggering Event being satisfied or waived by the outside date; the ability of Canopy Growth and Acreage to satisfy, in a timely manner, the conditions to closing following the satisfaction or waiver of the Triggering Event; in the event that the New Agreement is not adopted, the likelihood of completion of the Acquisition on the current terms; in the event that the New Agreement is adopted, the likelihood of Canopy Growth completing the acquisition of the Fixed Shares and/or Floating Shares; other expectations and assumptions concerning the transactions contemplated between Canopy Growth and Acreage; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities for Acreage and the risks associated with the completion thereof; regulatory and licensing risks; changes in general economic, business and political conditions, including changes in the financial and stock markets; risks related to infectious diseases, including the impacts of the novel coronavirus; legal and regulatory risks inherent in the cannabis industry, including the global regulatory landscape and enforcement related to cannabis, political risks and risks relating to regulatory change; risks relating to anti-money laundering laws; compliance with extensive government regulation and the interpretation of various laws regulations and policies; risk associated with divesting certain assets; public opinion and perception of the cannabis industry; and such other risks contained in the public filings of Canopy Growth filed with Canadian securities regulators and available on the issuer profile of Canopy Growth on SEDAR at www.sedar.com, including the Canopy Growth’s annual report on Form 10-K dated June 1, 2020 and in the public filings of Acreage filed with Canadian securities regulators and available on the issuer profile of Acreage on SEDAR at www.sedar.com, including Acreage’s annual report on Form 10-K dated May 29, 2020.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the New Arrangement and the anticipated timing for completion of the New Arrangement, Canopy Growth and Acreage have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although Canopy Growth and Acreage believe that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth and Acreage do not undertake any obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws. There can be no assurance that the Acquisition, the New Arrangement, the occurrence of the Triggering Event or the acquisition of the Fixed Shares and/or the Floating Shares will occur, or that such events will occur on the terms and conditions contemplated in this news release. The New Agreement could be modified, restructured or terminated. Actual results could differ materially from those currently anticipated due to a number of factors and risks. The New Arrangement cannot close until the required shareholder, court and regulatory approval is obtained. Investors are cautioned that, except as disclosed in the management information circular of Acreage to be prepared in connection with the New Arrangement, any information released or received with respect to the New Arrangement may not be accurate or complete and should not be relied upon.